Exhibit 99.1

For Immediate Release

Just Energy Group to Present at the Rodman & Renshaw 17th Annual Global Investment Conference

Houston, TX, Toronto, ON: Just Energy Group Inc., (NYSE:JE; TSX:JE) an energy management solutions provider specializing in electricity, natural gas, solar and green energy, today announced that it will participate in the Rodman & Renshaw 17th Annual Global Investment Conference on Thursday, September 10, at the St. Regis Hotel in New York, NY.

Co-Chief Executive Officer, Deborah Merril and Chief Financial Officer, Patrick McCullough are scheduled to present an overview of the Company and its strategies on Thursday, September 10, at 10:00 a.m. EST. A copy of the presentation will be available on the Company's website at www.justenergygroup.com on the day of the event. A webcast of the event will be available on the Company's website or by using the following link: http://wsw.com/webcast/rrshq25/je.to

About Just Energy Group Inc.:
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, JE Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

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Media Contact:

Al Shulman
Vice President, Marketing
Just Energy
Tel: 905.670.4440 x74469
ashulman@justenergy.com

Investor Contact:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.comor

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com